EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended July 1, 2007

(Thousands of Dollars)

	Six
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$ 37,691	4,801
Add:
Fixed charges	18,572	9,505
Income taxes	33,870	17,160
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Total	$ 90,133	31,466
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Fixed charges:
Interest expense	$ 12,845	6,661
Rental expense representative
of interest factor	5,727	2,844
	-----------	-----------
Total	$ 18,572	9,505
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Ratio of earnings to fixed charges	4.853	3.310
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